Mail Stop 3561

February 7, 2008

<u>Via U.S. Mail</u>

Mr. Blake S. Tohana
Chief Financial Officer
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1

> **Re:** **Magna Entertainment Corp.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 000-30578**

Dear Mr. Tohana:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief